ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 13, 2023	Jeremy C. Smith T +1 212 596 9858 jeremy.smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (“the Trust”), with respect to DoubleLine Selective Credit Fund (the “Fund”), File No. 811-22378

Dear Ms. Dubey:

Thank you for your oral comments provided on August 11, 2023, regarding your review of the Trust’s Amendment No. 102 to its registration statement (“Amendment No. 102”), which was filed with the Securities and Exchange Commission (the “Commission”) on Form N-1A on July 28, 2023, pursuant to Section 8(b) under the Investment Company Act of 1940, as amended, and became effective immediately upon filing. The Trust intends to incorporate any changes made in response to the comments set forth below into the Trust’s next annual updating amendment to its registration statement with respect to the Fund if such changes continue to be appropriate for the Fund at the time of filing such amendment.

Your comments are summarized below to the best of our understanding, followed by the Trust’s responses. Capitalized terms used and not defined herein have the meanings given to them in Amendment No. 102.

Private Placement Memorandum (“PPM”)

1.

Comment: The third paragraph under “Principal Investment Strategies” on page 4 states: “The Fund will normally invest at least 25% of its total assets in mortgage-backed securities, including privately-issued (commonly known as ‘non-agency’) securities.” Please explain how this 25% investment policy is consistent with the Fund’s fundamental investment policy not to concentrate in any industry (the “Fundamental Concentration Policy”), as disclosed in the SAI.

Response: As noted in prior correspondence, dated September 15, 2022 and October 27, 2015, with the staff, the Fund is not aware of any published guidance from the SEC or its staff that privately issued mortgage- and asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure relating to the Fundamental Concentration Policy is consistent with the position taken and disclosed by a number of other registered investment companies. Although the Fund does not take the view that mortgage- or other asset-backed securities are part of an industry for purposes of the Fund’s industry concentration policy, the Fund will normally invest at least 25% of its total assets in mortgage-backed securities, including privately-issued securities, and therefore

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discloses such 25% policy as a principal investment strategy in accordance with the requirements of Form N-1A.

2.

Comment: The fourth paragraph under “Principal Investment Strategies” references the following instruments: REMICs, Re-REMICs, mortgage pass-through securities, inverse floaters, multiclass pass-through securities and private mortgage pass-through securities. Please briefly disclose what these instruments are here.

Response: In light of the staff’s comment, the Trust intends to update the above-mentioned disclosure substantially as follows in the Trust’s next annual updating amendment to its registration statement with respect to the Fund (additions in bold/underline):

Mortgage- or asset-backed securities may include, among other things, securities of domestic or foreign private issuers . . . Mortgage-backed securities include, but are not limited to, securities representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payments of such mortgages or pools of mortgages, Real Estate Mortgage Investment Conduits (“REMICs”), which could include Re-REMICs (which are REMICs that have been resecuritized), mortgage pass-through securities, inverse floaters, collateralized mortgage obligations (“CMOs”), collateralized loan obligations (“CLOs”), and/or other collateralized debt obligations (“CDOs”), multiclass pass-through securities, private mortgage pass-through securities, stripped mortgage securities (generally interest-only and principal-only securities). Mortgage “pass-through” securities are securities representing interests in “pools” of mortgage loans secured by residential or commercial real property. The issuer of a series of mortgage pass-through securities may elect to be treated as a REMIC, which is a government or private entity formed for the purpose of holding a fixed pool of mortgages secured by interests in real property. An inverse floater is a type of instrument that bears a floating or variable interest rate that moves in the opposite direction to interest rates generally or the interest rate on another security or index. Finally, multiclass pass-through securities are equity interests in a trust composed of Ginnie Mae, Fannie Mae, or Freddie Mac certificates, or whole loans or private mortgage pass-through securities . . .

3.	Comment: Please reorder the Fund’s principal risks in order of importance rather than alphabetically.

Response: The Trust respectfully declines to make the requested change at this time. The Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

4.	Comment: The eighth and ninth sentences in the second paragraph on page 20 appear to be identical. Please delete one of these sentences.

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Response: The Trust intends to make the requested change in the Trust’s next annual updating amendment to its registration statement with respect to the Fund.

5.

Comment: The third sentence under “Temporary Defensive Strategies” on page 30 states: “In implementing these strategies, the Fund may invest primarily in, among other things, U.S. Government and agency obligations . . . or any other securities or instruments that the portfolio managers consider consistent with such defensive strategies or deemed consistent with the then existing market conditions.” (emphasis added) Please delete the underlined language as temporary defensive positions may only be used for defensive purposes and not to pursue a new strategy.

Response: The Trust respectfully declines to make the requested change. The Trust notes that the following sentence under “Temporary Defensive Strategies” provides context for the above-referenced language in a manner consistent with the staff’s comment: “The Adviser then may, but is not required to, temporarily use alternative strategies that are mainly designed to limit the Fund’s exposure to such adverse conditions under the circumstances.”

6.

Comment: The second paragraph under “Taxes—Tax Status of the Fund” beginning on page 41 states: “The Fund will be a personal holding company as defined under Section 542 of the Code if 50% or more of the value of the Fund’s shares is owned directly or indirectly by five or fewer individuals at any time during the last half of the taxable year . . . As a personal holding company, the Fund would be subject to an additional federal income tax of 20% on all the investment income and net short-term gains of the Fund not timely distributed to shareholders.” (emphasis added) Please change each instance of the underlined language to “is.”

Response: In light of the staff’s comment, the Trust intends to update the above-mentioned disclosure substantially as follows in the Trust’s next annual updating amendment to its registration statement with respect to the Fund (additions in bold/underline; deletions in strikethrough):

The Fund will be a personal holding company as defined under Section 542 of the Code if 50% or more of the value of the Fund’s shares is owned directly or indirectly by five or fewer individuals at any time during the last half of the taxable year . . . If the Fund is ~~As~~ a personal holding company, the Fund will ~~would~~ be subject to an additional federal income tax of 20% on all the investment income and net short-term gains of the Fund not timely distributed to shareholders. The Fund currently expects to be a personal holding company and expects to timely distribute all of its investment income and net short-term gains to shareholders. Generally, provisions for income taxes are not included in the financial statements as the Fund intends to distribute to shareholders all taxable investment income and realized gains and otherwise comply with Subchapter M of the Code applicable to regulated investment companies.

Statement of Additional Information

7.	Comment: The staff notes the reference to an “ESG Policy” under “Investment Strategies—ESG Considerations” on page 5. If the ESG policy is a principal investment strategy of the Fund, please

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provide appropriate disclosure in the PPM or confirm in correspondence that it is not a principal investment strategy.

Response: The Trust confirms that the ESG policy is not a principal investment strategy of the Fund.

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We believe that this submission fully responds to your comments. Please feel free to call me at (212) 596-9858 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith
Jeremy C. Smith

cc:	Adam D. Rossetti, Esq.
Carolyn Liu-Hartman, Esq.
Timothy W. Diggins, Esq.
Michelle Huynh, Esq.